SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F

Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  August 13, 2007

By: /s/ Victor DiTommaso_________________

       Victor DiTommaso, Vice President Finance

Intertape Polymer Group Announces 2007 Second Quarter Results

- Adjusted EBITDA improves 12.2% quarter-over-quarter and reaches its highest level since Q2 2006

- Adjusted EBITDA margin of 9.8% in the second quarter compared to 9.0% for the corresponding quarter last year.

- SG&A expenses continue to decrease

- Increase in income tax asset valuation allowance impacts results

MONTREAL, QUEBEC and BRADENTON, FLORIDA --Aug. 13, 2007 - Intertape Polymer Group Inc. (TSX:ITP)(NYSE:ITP) ("IPG" or the "Company") today released results for the second quarter ended June 30, 2007. All dollar amounts are in US dollars unless otherwise indicated.

"The three months ended June 30, 2007 represents the second consecutive quarter of improvement in the Company's business. Management believes the Company is well positioned for the future, having substantially reduced its cost base in the past year. This improvement is evidenced by the fact that the second quarter of 2007 adjusted EBITDA of $18.4 million was achieved with $30.6 million less sales than the level needed to generate the second quarter 2006 adjusted EBITDA of $19.5 million," commented Melbourne F. Yull, Executive Director.

A reconciliation of the Company's Adjusted EBITDA, a non-GAAP financial measure, to GAAP net earnings, is set out in the EBITDA and Adjusted EBITDA reconciliation table in the section entitled "EBITDA".

At the annual and special meeting of shareholders held on June 28, 2007, shareholders rejected by a vote of approximately 70%, a special resolution providing for the sale of all of the outstanding common shares of the Company. At the same meeting, shareholders also elected the Company's Board of Directors for the coming year. The Board appointed Melbourne F. Yull, the Company's founder, as Executive Director. Mr. Yull is focusing on securing the required banking and financial arrangements to establish a solid foundation for the Company going forward. He is also committed to restoring employee morale and customer relations, two areas which suffered as a result of the uncertainties surrounding the Company's future direction, created by the strategic alternatives process. This integrated program is designed to provide a platform from which a new CEO will be able to move the Company forward.

Operating results

Net loss for the second quarter of 2007 was $8.1 million or $0.20 per share, both basic and diluted, compared to a loss of $18.2 million or $0.44 per share, both basic and diluted, for the second quarter of 2006. Second quarter results also include a $6.3 million increase in income tax asset valuation allowance, equivalent to $0.15 per share, both basic and diluted. Net loss for the six months ended June 30, 2007 totaled $8.6 million or $0.21 per share, both basic and diluted, compared to a net loss of $28.2 million or $0.69 per share, both basic and diluted, for the same period in 2006.

Excluding manufacturing facility closures, strategic alternatives and other charges and related taxes, adjusted net earnings for the three months ended June 30, 2007 was a loss of $4.3 million or $0.10 per share, both basic and diluted, compared to earnings of $3.1 million or $0.08 per share, both basic and diluted. For the six months ended June 30, 2007 the adjusted net loss was $3.3 million or $0.08 per share, both basic and diluted, compared to adjusted net earnings of $4.2 million or $0.10 per share, both basic and diluted.

Adjusted net earnings is a non-GAAP financial measure that the Company is including because management believes it provides a better comparison of results for the periods presented since it does not take into account manufacturing facility closures, strategic alternatives costs and other charges in each period. Adjusted net earnings does not have any standard meaning prescribed by GAAP in Canada or the United States and is therefore unlikely to be comparable to similar measures presented by other issuers. A reconciliation of the Company's adjusted net earnings to GAAP net earnings (loss) is included below.

During the second quarter of 2007, Intertape recorded manufacturing facility closures, strategic alternatives and other charges of $4.4 million, substantially all of which related to the strategic alternatives process, compared to charges of $32.4 million during the corresponding quarter a year ago. This process culminated on May 1, 2007, when the Company entered into a definitive agreement providing for the sale of all of the Company's outstanding common shares at a price of $4.76 per share. The sale transaction was rejected by shareholders in June.

Sales

Sales for the second quarter of 2007 were $187.1 million, a 14.0% reduction from the $217.7 million a year ago, but a slight improvement over sales for the first quarter of 2007 of $186.8 million. The year-over-year decrease includes a 12.1% decrease in sales volume with the balance of the decline being attributable to selling price decreases.

Sales for the first six months of 2007 were $373.9 million compared to $429.8 million for the same period in 2006, a decrease of 13.0% . This decrease includes a 10.9% decline in sales volume with the balance of the decline attributable to selling price decreases. The year-to-date decrease in sales is primarily attributable to a decline in commercial activity within key markets for the Company's engineered coated products, including the residential construction market, a decline in the sale of North American tape products, and consumer customer account rationalization. The decline in the sale of North American tape products is in part the result of the uncertainties surrounding the Company since the retirement of the former CEO in the second quarter of 2006 and the subsequent announcement of the strategic alternatives process in October 2006.

Gross profit

Gross profit for the second quarter of 2007 totaled $28.4 million representing a gross margin of 15.2%, as compared to gross profit of $35.2 million for the second quarter of 2006 or a gross margin of 16.1% . The margin decline in 2007 compared to 2006 is due to declining year-over-year sales volumes and competitive pressures resulting in compressed margins. Gross margins for the second quarter of 2007 improved over first quarter gross margins of 14.7% due to lower cost of raw materials, improved material utilization and reduced manufacturing expenses.

The gross profit and gross margin for the first six months of 2007 were $55.8 million and 14.9% respectively, compared to $69.1 million and 16.1% for the first six months of 2006.

A continuing trend of SG&A expense reductions

Selling, general and administrative expenses (SG&A) were $16.7 million for the second quarter of 2007 (8.9% of sales), compared to $21.5 million for the second quarter of 2006 (9.9% of sales). The SG&A expenses for the six months ended June 30, 2007 decreased by approximately $9.8 million to $35.0 million (9.4% of sales) compared to $44.8 million (10.4% of sales) for the same period in 2006. The year-to-date decrease in SG&A is a result of the cost reduction initiatives the Company began in the second half of 2006.

EBITDA

EBITDA was $14.0 million for the second quarter of 2007, compared to ($12.9 million) for the same quarter a year ago. The Adjusted EBITDA for the second quarter was $18.4 million, the highest level of adjusted EBITDA since the second quarter of 2006, when EBITDA was $19.5 million. The second quarter performance also reflects a 12.2% improvement over the adjusted EBITDA of $16.4 million reported in the first quarter of 2007 and a 64.3% improvement over the adjusted EBITDA of $11.2 million reported in the fourth quarter of 2006. Adjusted EBITDA margin for the second quarter of 2007 was 9.8% compared to 9.0% in the second quarter of 2006.

EBITDA Reconciliation to Net Earnings

(in millions of US dollars)

                              June   March    Dec.   Sept   June   March

                                30,     31,    31,     30,    30,     31,

For the three months ended,   2007    2007   2006    2006   2006    2006

------------------------------------------------------------------------

                                 $       $      $       $      $       $

Net loss -- as reported       (8.1)   (0.6) (15.2) (123.3) (18.2)  (10.0)

Add back (deduct):

Financial expenses,

 net of amortization           5.5     6.0    5.5     6.5    6.0     6.4

Income taxes (recovery)        7.8    (0.4)   1.4   (17.2)  (9.3)   (5.7)

Depreciation and

 amortization                  8.8     9.0    9.4     9.7    8.6     8.8

------------------------------------------------------------------------

EBITDA                        14.0    14.0    1.1  (124.3) (12.9)   (0.5)

Manufacturing facility

 closures, strategic

 alternatives and

 other charges                 4.4     2.4   10.1    16.0   32.4    17.5

Impairment of goodwill                              120.0

------------------------------------------------------------------------

Adjusted EBITDA               18.4    16.4   11.2    11.7   19.5    17.0

------------------------------------------------------------------------

------------------------------------------------------------------------

The terms EBITDA and Adjusted EBITDA do not have any standardized meanings prescribed by Canadian or U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. A reconciliation of the Company's EBITDA and Adjusted EBITDA, non-GAAP financial measures, to GAAP net earnings (loss) is set out in the EBITDA and Adjusted EBITDA reconciliation table below.

Cash flow from operations

Cash flow from operations before changes in non-cash working capital items was $6.0 million for the second quarter of 2007 compared to $0.7 million for the second quarter of 2006. This improvement results from lower outlays related to the strategic alternatives and other charges in the second quarter of 2007 compared to the second quarter of 2006. Cash flows from operations before changes in non-cash working capital items were $13.8 million for the six months ended June 30, 2007 and $10.3 million for the six months ended June 30, 2006.

Non-cash working capital items used $0.1 million in cash for the three months ended June 30, 2007 compared to providing $13.3 million during the same period in 2006. Changes in non-cash working capital items in the second quarter of 2007 were primarily the result of a $2.2 million increase in inventories offset by a $2.1 million increase in accounts payable and accrued liabilities, whereas last year's cash generation mainly resulted from a $10.0 million decrease in inventory levels between March 31, 2006 and June 30, 2006 and from the collection of the insurance proceeds related to the boiler explosion that occurred in March

2005. Changes in non-cash working capital items used $1.6 million in cash flows for the six months ended June 30, 2007 compared to providing $10.0 million in cash during the same period in 2006.

As a result, cash flows from operating activities stood at $5.9 million for the three months ended June 30, 2007 and at $12.2 million for the six-month period then ended. In 2006, cash flows from operating activities reached $14.0 million in the second quarter and $20.3 million for the first six months.

Income taxes

For the three months ended June 30, 2007, the Company recorded an income tax expense of $7.8 million despite a pretax loss of $0.3 million. Due to continuing softness in some of the key markets served by the Company's engineered coated products, the Company expects that certain Canadian net operating losses scheduled to expire in 2008 will likely not be utilized. Consequently, the Company has recorded a $6.3 million increase in its income tax asset valuation allowance in the second quarter of 2007, thereby reducing the value of its future income tax assets. The Company also incurred substantial nondeductible expenses associated with the strategic alternatives process. For the six-month period ended June 30, 2007, a $7.3 million income tax charge was recorded despite a pretax loss of $1.3 million. The Company's estimated effective income tax rate for the three and six months ended June 30, 2006 was approximately 33.7% and 34.7%, respectively.

Subsequent events

- On August 8, 2007, the Company successfully amended its credit facilities to accommodate the costs of the strategic alternatives process, which totaled approximately $6.2 million since October, 2006. The Company paid a fee to its lenders of approximately $2.3 million that will be amortized over the remaining term of the related credit facilities. The amendment results in a 150 basis point increase in the loan premium owed under both the Company's Term Loan B and its Revolving Credit Facility. Additionally, the amendment reduces the Company's maximum Revolving Credit Facility from $75.0 million to $60.0 million.

- On August 9, 2007 the Company filed a final prospectus in both Canada and the United States in connection with a shareholder rights offering, which, if fully subscribed, will provide the Company with approximately $86.3 million in additional equity funding. The Company has firm commitments from several major shareholders and senior officers, including one former senior officer, that guarantee the rights offering will yield the Company gross proceeds of at least $62.6 million. The Company intends to use all of the proceeds from the rights offering to reduce its long-term debt. The rights offering is expected to be completed during September 2007.

Outlook

"The second quarter represents the second consecutive period of improvement in the Company's business. The improved EBITDA performance is a direct result of the cost reductions now in effect. With the disruptive strategic alternatives process now behind us, our management team and employees are keen to restore customer confidence and regain lost opportunities. We are also identifying and implementing a number of additional initiatives intended to further lower working capital requirements as well as reduce our costs. The Board, along with Senior Management has also taken steps to further strengthen the Company for the future," commented Mr. Yull.

Non-GAAP Information

This release contains certain non-GAAP financial measures, including adjusted net earnings, EBITDA and Adjusted EBITDA. The Company believes the inclusion of such non-GAAP financial measures improve the transparency of the Company's disclosure, provide a meaningful presentation of the Company's results from its core business operations by excluding the impact of items not related to the Company's ongoing core business operations, improve the period-to-period comparability of the Company's results from its core business operations, and are used by management and the Company's investors in evaluating the Company's performance. In particular, the Company's covenants contained in the credit agreement with its lenders require certain debt to Adjusted EBITDA ratios be maintained. The Company has provided reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures.

"Adjusted net earnings" does not have any standardized meaning prescribed by Canadian or U.S. GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. "Adjusted net earnings" is defined by the Company as net earnings (loss) (as reported) less manufacturing facility closure costs, strategic alternatives costs and other charges (on a net of tax basis). A reconciliation of GAAP net earnings (loss) to adjusted net earnings is set forth below.

Reconciliation of Net Earnings to Adjusted Net Earnings

(in millions of US dollars)

                                              Three months    Six months

For the periods ended June 30,                 2007   2006   2007   2006

------------------------------------------------------------------------

                                                  $      $      $      $

Net loss -- as reported                        (8.1) (18.2)  (8.6) (28.2)

Add back:

  Manufacturing facility closures, strategic

   alternatives and other charges (net of tax)  3.8   21.3    5.3   32.4

------------------------------------------------------------------------

Adjusted Net Earnings                          (4.3)   3.1   (3.3)   4.2

------------------------------------------------------------------------

------------------------------------------------------------------------

Earnings (loss) per share:

  Basic - as reported                         (0.20) (0.44) (0.21) (0.69)

  Basic - adjusted                            (0.10)  0.08  (0.08)  0.10

  Diluted - as reported                       (0.20) (0.44) (0.21) (0.69)

  Diluted - adjusted                          (0.10)  0.08  (0.08)  0.10

The terms EBITDA and Adjusted EBITDA do not have any standardized meanings prescribed by Canadian or U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. The Company defines EBITDA as earnings (loss) before interest, taxes, depreciation and amortization, and amortization of other intangibles and capitalized software costs, and Adjusted EBITDA as EBITDA plus manufacturing facility closures, strategic alternatives costs and other charges. A reconciliation of the Company's EBITDA and Adjusted EBITDA, non-GAAP financial measures, to GAAP net earnings (loss) is set out in the table below.

EBITDA Reconciliation to Net Earnings

(in millions of US dollars)

                                               Three months   Six months

For the periods ended June 30,                 2007    2006  2007   2006

------------------------------------------------------------------------

                                                  $       $     $      $

Net loss -- as reported                        (8.1)  (18.2) (8.6) (28.2)

Add back (deduct):

Financial expenses, net of amortization         5.5     6.0  11.5   12.4

Income taxes (recovery)                         7.8    (9.3)  7.3  (15.0)

Depreciation and amortization                   8.8     8.6  17.8   17.5

------------------------------------------------------------------------

EBITDA                                         14.0   (12.9) 28.0  (13.3)

Manufacturing facility closures,

 strategic alternatives and other charges       4.4    32.4   6.8   49.9

------------------------------------------------------------------------

Adjusted EBITDA                                18.4    19.5  34.8   36.6

------------------------------------------------------------------------

------------------------------------------------------------------------

(All figures in US Dollars, unless otherwise stated; June 30, 2007 exchange rate: Cdn 1.0634 equals U.S. $1.00)

Conference Call

A conference call to discuss IPG's 2007 second quarter will be held Monday, August 13, 2007 at 10 A.M. Eastern Time. Participants may dial 1-800-400-7916 (U.S. and Canada) and 1-703-925-2612 (International).

You may access a replay of the call by dialing 1-800-475-6701 (U.S. and Canada), or 1-320-365-3844 (International), and entering the Access Code 883597. The recording will be available from Monday, August 13, 2007 at 12:30 P.M. until Thursday, September 13 at 11:59 P.M., Eastern Time.

About Intertape Polymer Group

Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,100 employees with operations in 17 locations, including 13 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

Certain statements and information included in this release constitute forward-looking information within the meaning of applicable Canadian securities legislation and the United States Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements may relate to the Company's future outlook and anticipated events, the Company's business, its operations, its financial condition or its results. Particularly, statements about the Company's objectives and strategies to achieve those objectives, are forward-looking statements. While these statements are based on certain factors and assumptions which management considers to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. These forward-looking statements include unknown risks and uncertainties, including the results of the rights offering by the Company and the Standby Purchase Agreements, disruption of normal management and business operations as a result of these activities, reliance on key personnel who may separate from the Company due to general attrition or due to uncertainties created by these activities, whether a new chief executive officer will be identified and appointed, and such other matters as contained in the Company's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission. Therefore, future events and results may vary significantly from what management currently foresees. You should not place undue importance on forward-looking information and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation (and expressly disclaims any such obligation) and does not undertake to update or alter this information at any particular time.

Selected Financial Information

Intertape Polymer Group Inc.

Consolidated Earnings

Periods ended June 30,

(In thousands of US dollars, except per share amounts)

(Unaudited)

--------------------------------------------------------------------------

                                      Three months              Six months

--------------------------------------------------------------------------

                                  2007        2006        2007        2006

--------------------------------------------------------------------------

                                     $           $           $           $

Sales                          187,109     217,687     373,944     429,795

Cost of sales                  158,742     182,534     318,112     360,656

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Gross profit                    28,367      35,153      55,832      69,139

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Selling, general and

 administrative expenses        16,676      21,525      34,997      44,775

Stock-based compensation

 expense                           533         590         987       1,115

Research and development         1,161       1,662       2,186       3,342

Financial expenses               5,892       6,396      12,186      13,113

Manufacturing facility

 closures, strategic

 alternatives and

 other charges                   4,415      32,423       6,784      49,925

--------------------------------------------------------------------------

                                28,677      62,596      57,140     112,270

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Loss before income taxes          (310)    (27,443)     (1,308)    (43,131)

Income taxes (recovery):

 Current                           463         295         637         511

 Future - valuation

  allowance adjustment           6,300                   6,300

 Future - other                  1,005      (9,555)        403     (15,470)

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Total Income taxes

 (recovery)                      7,768      (9,260)      7,340     (14,959)

--------------------------------------------------------------------------

Net Loss                        (8,078)    (18,183)     (8,648)    (28,172)

--------------------------------------------------------------------------

--------------------------------------------------------------------------

Loss per share

 Basic                           (0.20)      (0.44)      (0.21)      (0.69)

--------------------------------------------------------------------------

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 Diluted                         (0.20)      (0.44)      (0.21)      (0.69)

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Consolidated Retained Earnings (Deficit)

Periods ended June 30,

(In thousands of US dollars)

(Unaudited)

--------------------------------------------------------------------------

                                      Three months              Six months

--------------------------------------------------------------------------

                                  2007        2006        2007        2006

--------------------------------------------------------------------------

                                     $           $           $           $

Balance, beginning of

 period                        (59,659)     97,172     (59,532)    107,161

Adjustment to beginning

 balance as a result of

 changes in accounting

 policies                                                  443

--------------------------------------------------------------------------

Adjusted balance, beginning

 of period                     (59,659)     97,172     (59,089)    107,161

Net loss                        (8,078)    (18,183)     (8,648)    (28,172)

--------------------------------------------------------------------------

Balance, end of period         (67,737)     78,989     (67,737)     78,989

--------------------------------------------------------------------------

--------------------------------------------------------------------------

Weighted average number of

 common shares outstanding

Cdn GAAP - Basic            40,986,940  40,985,440  40,986,940  40,975,035

Cdn GAAP - Diluted          40,986,940  40,985,440  40,986,940  40,975,035

US GAAP - Basic             40,986,940  40,985,440  40,986,940  40,975,035

US GAAP - Diluted           40,986,940  40,985,440  40,986,940  40,975,035

Intertape Polymer Group Inc.

Consolidated Comprehensive Income

Periods ended June 30,

(In thousands of US dollars, except per share amounts)

(Unaudited)

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                                             Three months       Six months

--------------------------------------------------------------------------

                                            2007     2006    2007     2006

--------------------------------------------------------------------------

                                               $        $       $        $

Net loss for the period                   (8,078) (18,183) (8,648) (28,172)

Other comprehensive income:

 Change in fair value of interest

  rate swap agreements (net of income

  tax expense of $130 for

  the three months ended June 30, 2007

  and net of income tax recovery of $31

  for the six months ended June 30, 2007)    504              230

 Change in accumulated currency

  translation adjustments                 13,872    7,573  16,002    8,620

--------------------------------------------------------------------------

Other comprehensive income for the period 14,376    7,573  16,232    8,620

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Comprehensive income (loss) for the

 period                                    6,298  (10,610)  7,584  (19,552)

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Intertape Polymer Group Inc.

Consolidated Balance Sheets

As at

(In thousands of US dollars)

-------------------------------------------------------------------------

                                         June 30, 2007  December 31, 2006

                                            (Unaudited)          (Audited)

-------------------------------------------------------------------------

                                                     $                  $

ASSETS

Current assets

 Cash and cash equivalents                       9,354             17,299

 Trade receivables, net of allowance

  for doubtful accounts of $6,496

  ($6,457 in December 2006)                    106,569             97,199

 Other receivables                               1,454              1,900

Inventories                                    87,222             75,379

 Parts and supplies                             12,892             12,090

 Prepaid expenses                                3,619              3,912

 Future income taxes                            13,689             13,689

-------------------------------------------------------------------------

                                               234,799            221,468

Property, plant and equipment                  321,684            322,867

Other assets                                    23,966             26,901

Future income taxes                             52,814             57,404

Goodwill                                        67,190             63,746

-------------------------------------------------------------------------

                                               700,453            692,386

-------------------------------------------------------------------------

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LIABILITIES

Current liabilities

 Bank indebtedness                              5,000

 Accounts payable and accrued

 liabilities                                    98,958             81,467

 Installments on long-term debt                  3,533             19,743

-------------------------------------------------------------------------

                                               107,491            101,210

Long-term debt                                 302,479            310,734

Pension and post-retirement benefits             6,613              6,724

-------------------------------------------------------------------------

                                               416,583            418,668

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SHAREHOLDERS' EQUITY

Capital stock                                  287,323            287,323

Contributed surplus                             10,773              9,786

Deficit                                        (67,737)           (59,532)

Accumulated other comprehensive income          53,511             36,141

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                                               (14,226)           (23,391)

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                                               283,870            273,718

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                                               700,453            692,386

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Intertape Polymer Group Inc.

Consolidated Cash Flows

Periods ended June 30,

(In thousands of US dollars)

(Unaudited)

--------------------------------------------------------------------------

                                            Three months        Six months

                                           2007     2006     2007     2006

--------------------------------------------------------------------------

                                              $        $        $        $

OPERATING ACTIVITIES

Net loss                                 (8,078) (18,183)  (8,648) (28,172)

Non-cash items

 Depreciation and amortization            8,540    8,634   17,250   17,483

 Amortization of debt issue expenses        228               477

 Loss on disposal of property,

  plant and equipment                        93      165      152      165

 Other non-cash charges in

  connection with facility

  closures, strategic alternatives

  and other charges                               19,547            35,664

 Future income taxes                      7,305   (9,555)   6,703  (15,470)

Stock-based compensation expense           533      590      987    1,115

 Pension and post-retirement benefits

  funding in excess of

  amounts expensed                       (2,638)    (474)  (3,128)    (474)

--------------------------------------------------------------------------

Cash flows from operations before

 changes in non-cash working

 capital items                            5,983      724   13,793   10,311

--------------------------------------------------------------------------

Changes in non-cash working

  capital items

 Trade receivables                           90   (5,682)  (7,454)    (596)

 Other receivables                          364    4,265      507    5,464

 Inventories                             (2,206)  10,027   (9,402)   5,520

 Parts and supplies                        (346)    (177)    (573)    (447)

 Prepaid expenses                          (144)   2,941      320    3,088

 Accounts payable and accrued

  liabilities                             2,145    1,900   15,039   (3,044)

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                                            (97)  13,274   (1,563)   9,985

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Cash flows from operating activities      5,886   13,998   12,230   20,296

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INVESTING ACTIVITIES

Property, plant and equipment            (3,471)  (7,974)  (8,937) (14,011)

Proceeds on sale of property,

 plant and equipment                        866    2,086      876    2,086

Other assets                               (423)  (4,334)     150   (4,013)

Goodwill                                            (156)    (300)    (454)

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Cash flows from investing activities     (3,028) (10,378)  (8,211) (16,392)

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FINANCING ACTIVITIES

Net change in bank indebtedness           1,829   (5,000)   5,000   (5,000)

Repayment of long-term debt                (230)    (855) (17,651)  (1,539)

Long-term debt                               10               187

Issue of common shares                                 2               130

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Cash flows from financing activities      1,609   (5,853) (12,464)  (6,409)

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Net increase (decrease) in

 cash position                            4,467   (2,233)  (8,445)  (2,505)

Effect of currency translation

 adjustments                                468      364      500      390

Cash and cash equivalents,

 beginning of period                      4,419    9,888   17,299   10,134

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Cash and cash equivalents,

 end of period                            9,354    8,019    9,354    8,019

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CONTACT INFORMATION:

Intertape Polymer Group Inc.

Melbourne F. Yull

Executive Director

866-202-4713

Or

MaisonBrison

Rick Leckner

514-731-0000